CUSIP No. 235906104                                        Page 22 of 23


                                                                      EXHIBIT 37

                                 PAUL J. DUGGAN
                                       And
                   THE COMMITTEE TO ENHANCE SHAREHOLDER VALUE
                            53 West Jackson Boulevard
                                Chicago, IL 60604


                                  NEWS RELEASE


Chicago, Illinois- March 15,
1999                                                      Contact: Paul Duggan
                                                                  312-294-6440


                   PAUL J. DUGGAN AND THE COMMITTEE TO ENHANCE
                 SHAREHOLDER VALUE ELECT THREE DIRECTORS TO THE
                      BOARD OF DAMEN FINANCIAL CORPORATION


       The Committee to Enhance Shareholder Value of Damen Financial Corporation (Damen) (Nasdaq:DFIN) announced that it was successful in its campaign to elect three new independent directors to the Board of Damen at the March 12, 1999 shareholder meeting. Damen is the holding company of Damen National Bank, which serves customers from three offices in the Chicago area. Incorporated in 1995, Damen ended fiscal year 1998 with assets of $228 million.

       The campaign to elect three independent directors was coordinated by Paul
J. Duggan, president of Jackson Boulevard Capital Management, an investment consulting firm in Chicago, Illinois. The Committee proposed the election of three new independent directors because it believed the management and existing Board of Damen had failed to maximize shareholder value and the profitability of the Bank.

       Despite management opposition, the expenditure by Damen's management of substantial corporate funds to aid in the campaign of the incumbent directors, and two postponements of the annual meeting date by Damen, the election results showed the three independent directors nominated by the Committee (Paul J. Duggan, Vincent Cainkar, and J. Dennis Huffman) winning by a substantial margin:

            Paul J. Duggan        1,325,673
            Vincent Cainkar       1,325,173
            J. Dennis Huffman     1,321,173

            Edward R. Tybor       1,030,389
            Janine M. Poronsky    1,030,389
            Charles J. Caputo     1,030,289

The three new directors pledged to represent the interest of all Damen shareholders.

CUSIP No. 235906104                                        Page 23 of 23

       The Committee also submitted a proposal directing the Board of Directors to appoint an independent investment banker to pursue merger/acquisition candidates and to establish a committee of independent directors to recommend the best available offer for the Bank. This proposal was also overwhelmingly approved by shareholders with 56.87% of the vote in favor. The committee believes this vote evidences that shareholders expect the independent directors to review any actions taken by the Board of Directors to sell the Bank, including the proposed sale to MidCity or any other takeover proposal that may be received.

       Mr. Duggan noted that "The Committee believes that the strong support it received from shareholders is a significant milestone in a three-year struggle to maximize shareholder value at Damen. The shareholders have sent a strong message not only to Damen's management but also to the management of other small cap banks and thrifts currently underperforming in this bull market."